WEA INVESTMENT SERVICES, INC.

SUPPLEMENTAL REPORT
SEA RULE 15c3-3 EXEMPTION REPORT

December 31, 2016



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CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of
WEA Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which WEA Investment Services, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (1), and WEA Investment Services, Inc. stated that WEA Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception WEA Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 15, 2017

WEA
Member Benefits™
Every member financially secure.

P.O. Box 7893   Madison, WI 53707-7893
Toll-free 1-800-279-4030
Fax 608-237-2529   Web weabenefits.com

WEA INVESTMENT SERVICES, INC.

SUPPLEMENTAL REPORT

SEA RULE 15c3-3 EXEMPTION REPORT

WEA Investment Services, Inc. (the Company) is exempt from Rule 15c3-3 based on its limited business (mutual funds and/or variable annuities only) per section (k)(1). The company met the requirements of the limited business exemption throughout the year ended December 31, 2016. These statements are made to the best of my knowledge and belief.

Rhonda M. Scheel
Rhonda M. Scheel
President and Treasurer

2/21/2017
Date